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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.
(Name of Subject Company (Issuer))

SENTINEL ACQUISITION CORPORATION
(Offeror)
A Wholly Owned Subsidiary of

SENTINEL ACQUISITION HOLDINGS INC.
(Parent of Offeror)

ARES CORPORATE OPPORTUNITIES FUND III, L.P.
(Other Person)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

37950B107
(CUSIP Number of Class of Securities)

Sentinel Acquisition Holdings Inc.
c/o Ares Capital Opportunities Fund III, L.P.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067
(310) 201-4100
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copies to:
Michael A. Woronoff, Esq.
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067
(310) 557-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$248,528,962.25(1)	$28,854.21(2)

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 10,248,617 shares of Global Defense Technology & Systems, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of March 7, 2011) by $24.25 per share, which is the offer price.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) Sentinel Acquisition Corporation, a Delaware corporation ("Purchaser"), and a direct wholly-owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation ("Parent"), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Global Defense Technology & Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $24.25 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2011 (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001.

The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Global Defense Technology & Systems, Inc., a Delaware corporation. The Company's principal executive offices are located at 1501 Farm Credit Drive, Suite 2300, McLean, Virginia 22102-5011. The Company's telephone number at such address is (703) 738-2840.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised Parent that, as of March 1, 2011, 9,243,812 Shares were issued and outstanding (including 132,380 Shares subject to vesting or other forfeiture conditions or repurchase by the Company) and 1,004,805 Shares were issuable pursuant to outstanding Company employee stock options with an exercise price of less than $24.25 per Share. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003.

(a)–(c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" and "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005.

The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction", "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A 1006.

The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Price Range of Shares; Dividends," "Certain Effects of the Offer," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A 1007.

The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet", "Background of the Offer; Past Contacts or Negotiations with the Company" and "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008.

The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009.

The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

Regulation M-A Item 1010.

Not applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "Purpose of the Offer; Plans for the Company" and "The Transaction Agreements" is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer," "Source and Amount of Funds" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated March 7, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued on March 3, 2011, incorporated herein by reference to the Schedule TO filed by Sentinel Acquisition Corporation on March 3, 2011.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on March 7, 2011.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of March 2, 2011, by and among Global Defense Technology & Systems, Inc., Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Defense Technology & Systems, Inc. on March 3, 2011.
(d)(2)
Form of Tender and Voting Agreement dated as of March 2, 2011, by and between Contego Systems LLC and Sentinel Acquisition Holdings Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Global Defense Technology & Systems, Inc. on March 3, 2011.
(d)(3)	Equity Commitment Letter dated as of March 2, 2011, by and among Sentinel Acquisition Holdings Inc., Sentinel Acquisition Corporation and Global Defense Technology & Systems, Inc.
(d)(4)	Limited Guaranty dated as of March 2, 2011, by and between Ares Corporate Opportunities Fund III, L.P. and Global Defense Technology & Systems, Inc.
(d)(5)	Non-Disclosure Agreement dated as of February 11, 2011, by and between Global Defense Technology & Systems, Inc. and ACOF Operating Manager III, LLC.
(d)(6)	Exclusivity Agreement dated as of February 21, 2011, by and between Ares Corporate Opportunities Fund III, L.P. and Global Defense Technology & Systems, Inc.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTINEL ACQUISITION CORPORATION
By	/s/ MATTHEW CWIERTNIA

Name: Matthew Cwiertnia
Title: President
SENTINEL ACQUISITION HOLDINGS INC.
By	/s/ MATTHEW CWIERTNIA

Name: Matthew Cwiertnia
Title: President

Signature Page to Schedule TO

 Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated March 7, 2011.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release issued on March 3, 2011, incorporated herein by reference to the Schedule TO filed by Sentinel Acquisition Corporation on March 3, 2011.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on March 7, 2011.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of March 2, 2011, by and among Global Defense Technology & Systems, Inc., Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global Defense Technology & Systems, Inc. on March 3, 2011.
(d)(2)
Form of Tender and Voting Agreement dated as of March 2, 2011, by and between Contego Systems LLC and Sentinel Acquisition Holdings Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Global Defense Technology & Systems, Inc. on March 3, 2011.
(d)(3)	Equity Commitment Letter dated as of March 2, 2011, by and among Sentinel Acquisition Holdings Inc., Sentinel Acquisition Corporation and Global Defense Technology & Systems, Inc.
(d)(4)	Limited Guaranty dated as of March 2, 2011, by and between Ares Corporate Opportunities Fund III, L.P. and Global Defense Technology & Systems, Inc.
(d)(5)	Non-Disclosure Agreement dated as of February 11, 2011, by and between Global Defense Technology & Systems, Inc. and ACOF Operating Manager III, LLC.
(d)(6)	Exclusivity Agreement dated as of February 21, 2011, by and between Ares Corporate Opportunities Fund III, L.P. and Global Defense Technology & Systems, Inc.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
Signature Page to Schedule TO
Exhibit Index